

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

> **Re:** **Manitex International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Amendment No. 1 to Form 8-K dated December 31, 2009**
> **File No. 001-32401**

Dear Mr. Gransee:

We have reviewed your response dated July 29, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page 54

Note 18. Acquisitions, page 84

1.   We note your response to prior comment 8. However, as outlined in Article 11-02(b)(5) of Regulation S-X, material nonrecurring credits and the related tax effect which result directly from the transaction and that will be reflected in the income of the registrant within the 12 months following the transaction would generally not be included in the pro forma statements of operations. In future filings, please disclose these items in a note and clearly indicate that they were not included in the pro forma statements.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 16. Transactions between the Company and Related Parties, page 25

2.   We note your response to prior comment 11 where you indicated that Mr. Langevin, Chairman and CEO and shareholder, assigned his 38.80% ownership interest in GT to Mr. Litchev, Senior Vice President, in January 2009 without an exchange of consideration. Please tell us the reasons for the transfer and whether the transfer was a form of compensation to Mr. Litchev. As noted in FASB ASC 718-10-15-4, you would be required to reflect in your financial statements any compensation provided to your employees for services by a related party or other holder of an economic interest in the company.

Amendment No. 1 to Form 8-K dated December 31, 2009

Exhibit 99.3 Unaudited Pro Forma Condensed Consolidating Financial Statements

3.   We note your response to prior comment 12. However, we note that the goodwill impairment charge was a valid historical expense relating to the operating results of the group of assets and liabilities you acquired and has been correctly presented in the carved-out financial statements included as Exhibit 99.1 to this Form 8-K. As noted in Article 11-02(b)(6) of Regulation S-X, infrequent or nonrecurring items included in the underlying historical financial statements that are not directly affected by the transaction should not be eliminated in arriving at pro forma results. Please comply in future filings.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant